UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______)*

LOCATEPLUS HOLDINGS CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

539570 40 8
(CUSIP Number)

Gemstone Investment Company, Inc. 370 Main Street Worcester, MA 01608 (508) 459-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2008
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13g to report the acquisition that is the subject of this Schedule 13d, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  G

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be Afiled@ for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 539570 40 8

	(1) Names of Reporting Persons (entities only).	Gemstone Investment Company, Inc.
	(2) Check the Appropriate Box If a Member of a Group (a)G (b)G
	(3) SEC Use Only
	(4) Sources of Funds	00
	(5) Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	G
	(6) Citizenship or Place or Organization	Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With . . .	(7) Sole Voting Power	2,233,760
	(8) Shared Voting Power	None
	(9) Sole Dispositive Power	2,233,760
	(10) Shared Dispositive Power	None
	(11) Aggregate Amount Beneficially Owned by Each Reporting Person	2,233,760
	(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	G
	(13) Percent of Class Represented by Amount in Row (11)	17.2%
	(14) Type of Reporting Person (See Instructions)	CO

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Item 1.  Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the AShares@) of LocatePlus Holdings Corporation, a Delaware corporation (the AIssuer@).  The principal executive offices of the Issuer are located at 100 Cummings Center, Suite 235M, Beverly, Massachusetts.

Item 2.  Identity and Background

(a)  This statement is being filed by Gemstone Investment Company, Inc., a Massachusetts corporation (the Areporting person@).

(b)  The business address of the reporting person is Gemstone Investment Company, Inc., 370 Main Street, Worcester, MA  01608.

(c)  The principal business of Gemstone Investment Company, Inc. is a lender on loans backed by real estate.

(d)  During the last five (5) years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)  During the last five (5) years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the reporting person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Gemstone Investment Company, Inc. was the owner and holder of a mortgage given by Jon R. Latorella (former President and Director of LocatePlus Holdings Corporation).   Latorella defaulted on this mortgage and Gemstone foreclosed.  Gemstone subsequently received a Writ of Attachment for “goods or estate” of Latorella to the value of $1,500,000, as prayed for by Gemstone.  Pursuant to the Writ, on April 4, 2008, Gemstone acquired 2,233,760 shares of LocatePlus Holdings Corporation stock then held by Latorella.  The value of the stock at the closing of trading on April 4, 2008 was $0.05 per share.  Accordingly, the stock acquired from Latorella  should be valued at $111,688.00, which amount is to be credited to Latorella’s defaulted loan balance.

Item 4.  Purpose of the Transaction

The shares were acquired to offset the debt Jon R. Latorella personally owed to Gemstone Investment Company, Inc.  Other than described herein, the reporting persons have neither plans nor proposals that would result in any of the following:

(a)  the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries

(d)  any change in the present Board of Directors or management of the Issuer;

(e)  any material change in the present capitalization or dividend policy of the Issuer;

(f)  any other material change in the Issuer=s business or corporate structure;

(g) changes in the Issuer=s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)  causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i)  causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

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Item 5.  Interest in Securities of the Issuer

(a)

 The following table provides information regarding the beneficial ownership of the Issuer’s common stock as of the date of this filing.

	Shares Beneficially Owned
	Common Stock
Name of Beneficial Owner	Shares	Percentage
Gemstone Investment Company, Inc.	2,233,760	17.2%

(b)

Gemstone Investment Company, Inc. has the sole power to vote its 2,233,760 shares of stock.

(c)

Except as set forth above , no Reporting Person has effected any transaction in the Common Shares during the 60 days preceding the date hereof.

(d)

Pamela A. Massad is the sole shareholder of Gemstone Investment Company, Inc.  As such, she has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held by Gemstone Investment Company, Inc.

(e)

Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

None

Item 7.  Material to Be Filed as Exhibits

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date: May 22, 2008	Gemstone Investment Company, Inc.
	by:	/s/PAMELA A. MASSAD
Pamela A. Massad, President